Exhibit 100

NICE Partners with Brightstar, Expanding Investment in the Southeast
Asia Market

The strategic partnership will introduce NICE Uptivity, the comprehensive scalable workforce optimization solution, to new sectors across the region

Hoboken, N.J., December 14, 2017 – NICE (Nasdaq:NICE) today announced a new strategic partnership with Brightstar India, a leading mobile device and IT infrastructure management company. The collaboration will support a regional launch of NICE Uptivity, the comprehensive scalable workforce optimization solution for the small and medium-sized enterprise (SME) market.

Brightstar India, a branch of the leading mobile services company Brightstar Global, manages devices and accessories across the wireless ecosystem and provides IT infrastructure products. In addition, facilitated by its partnership with NICE, the company is expanding its enterprise solution offerings in key industry verticals.

Together, NICE and Brightstar India are introducing a cutting-edge workforce optimization suite to mid-market organizations in India, as well as to markets in Sri Lanka, Bangladesh and Nepal. NICE Uptivity is an intuitive, easy-to-use solution that incorporates robust recording, quality assurance, speech and data analytics, and coaching tools, as well as real-time, customer survey and performance management features. Its unique flexibility, based on a modular structure, facilitates independent custom configurations, easy implementation and superior scalability.

Darren John Rushworth, President, NICE APAC:
“The Brightstar India and NICE partnership is about bringing the market leading WFO suite for SMEs to the Indian and South Asian markets. Our collaboration to introduce the Uptivity WFO Suite will greatly benefit companies which are poised for growth or have multi-location operations. As a fully scalable solution  it fully scales to meet changing expectations. NICE solutions, provided and supported by Brightstar India, are helping to bridge the gap between the needs of today and the goals of tomorrow.””

Deval Parikh, CEO, Brightstar India:
“As NICE’s globally recognized recording and workforce management solutions are incorporated in NICE Uptivity, we believe that our partnership is well positioned to rapidly meet a growing demand for improved performance in the SME market in India. The complete and modular Uptivity brings together recording, sophisticated analytics, voice of the customer feedback, quality assurance and multifaceted performance monitoring. These capabilities are going to drive NICE market and business expansion in Southeast Asia and we, at Brightstar, are pleased to have the opportunity to help make it happen.”

About NICE
NICE (Nasdaq:NICE) is the worldwide leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Christopher Irwin, 201 561 4442, Chris.irwin-dudek@nice.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Rushworth, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.